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St. John's NL A1A 4Y6
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Stantec

CONSENT OF QUALIFIED PERSON

Dear Sirs:

RE: ALDERON IRON ORE CORP.

I, Paul D. Deering, P.Eng., P.Geo., consent to the public filing of the technical report titled "Preliminary Economic Assessment of the Rose Central Deposit and Resource Estimate for the Rose Central, Rose North and Mills Deposits of the Kamistiatusset (Kami) Iron Ore Property, Labrador for Alderon Iron Ore Corp." and dated effective October 26, 2011 (the "Technical Report") by Alderon Iron Ore Corp.

I also consent to any extracts from or a summary of the Technical Report in the news releases dated September 8, 2011 and September 13, 2011 of Alderon Iron Ore Corp. (the "News Releases").

I certify that I have read the News Releases filed by Alderon Iron Ore Corp. and that they fairly and accurately represent the information in the sections of the technical report for which I am responsible.

Dated this 9th day of March, 2012.

Sincerely,

Paul D. Deering, P.Eng., P.Geo
Principal, Geotechnical Engineering

REGISTERED PROFESSIONAL ENGINEER
PEG Newfoundland and Labrador
PAUL D. DEERING
SIGNATURE
Mar 9/12
DATE
NEWFOUNDLAND & LABRADOR

REGISTERED PROFESSIONAL GEOSCIENTIST
PAUL DEERING
SIGNATURE
Mar 9/12
DATE
NEWFOUNDLAND & LABRADOR

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